January 9, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Karl Hiller

Re:	San Juan Basin Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-08032

Dear Mr. Hiller:

San Juan Basin Royalty Trust acknowledges receipt of the letter dated December 29, 2011, containing comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or advise the Staff of when we will provide our responses. We respectfully request an extension to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and complete our responses. We expect to provide our responses to the Comment Letter no later than January 30, 2012.

Please direct any questions or comments regarding the foregoing to me at 817-735-0938 or Michael L. Malone of Greenberg Traurig, LLP at 214-665-3691.

Sincerely,

Compass Bank, as Trustee of the
San Juan Basin Royalty Trust

By:	/s/ Lee Ann Anderson
Lee Ann Anderson
Vice President and Senior Trust Officer

cc:	Michael L. Malone, Greenberg Traurig, LLP